Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

Frequently Asked Questions – Week of October 5, 2009

1.	What would happen to those of us under work visas (L1 & H1B)? Does Cameron have the policy to get green cards or just renew the visas until the end and then transfer the personnel to another location?

Each employee who works under a visa is in a different situation, so there isn’t one answer that applies to all.  The management team of each specific visa worker will get to know the details of the worker’s situation and will make decisions accordingly.

2.
How do you perceive the merger will affect temporary and sub-contracted staff?  You have previously mentioned that certain positions will be allocated to Cameron Process Systems based on knowledge/experience etc.  Will the temporary and sub-contracted staff be considered to have a place in Cameron Process Systems, also?

Temporary and contract workers will be notified prior to the deal closing whether or not their services are needed in the combined organization.  An employee will not be disqualified from consideration for positions solely because of the temporary status.

3.
What is Cameron's health insurance company's policy on pre-existing conditions? Will I be able to carry my prescriptions, etc to the new insurance?  Along that same line, my wife is currently pregnant and according to current timetables, will not have the baby until after the deal closes. What, if any, would the ramifications be there? Will I need to seek additional insurance for that particular issue or will Cameron's insurance pick us up and allow us to continue the necessary care?

What is Cameron's health insurance company's policy on pre-existing conditions?
Cameron does not have a pre-existing clause in our policy.

Will I be able to carry my prescriptions, etc to the new insurance?
Cameron is attempting to ensure that prescriptions transfer to the new benefit plan seamlessly and without interruption.

Along that same line, my wife is currently pregnant and according to current timetables, will not have the baby until after the deal closes. What, if any, would the ramifications be there?
As long as you elect the same coverage level you currently have, there would not be any ramifications on the pregnancy being covered.

Will I need to seek additional insurance for that particular issue or will Cameron's insurance pick us up and allow us to continue the necessary care?
Cameron’s insurance will pick up at that point and you will not need to seek additional coverage. If your spouse is in her last trimester of pregnancy and your doctor is not an in-network provider under our medical vendor, you would be allowed to continue seeing that doctor and the expenses will be covered at in-network levels.

All NATCO employees will received detailed benefit information during the benefit open enrollment period.

4.	Good Day Sir / Mam,

             I had a long background of Automation and Controls, I want to pursue and be updated.

             My Question are:

          1. Can I have a training on this High-Tech controls?
      2. Can I also be one of the Tech. of the Controls?

Cameron fully supports the movement of qualified employees from one division to another.  Once the deal closes and all of the NATCO divisions are integrated into Cameron, open positions, including those in what is now NATCO’s TEST division, will be posted so that interested employees can apply for them.

5.	What is going to happen with NATCO's Project Predictable Deliveries (PPD) system?

NATCO employees should continue to utilize the PPD process, although all projects brought into the Process Systems division will at some point be managed through a Cameron project management system.  There is not currently a date set for when this transition to Cameron’s project management system will occur.  Cameron and NATCO integration teams will ensure that the best practices of both organizations are considered when integrating NATCO’s PPD and Cameron’s PRS project management system.

6.	Answer to question #4 on June 22, only mentions AutoCAD as the drafting software used in North America locations. Does Cameron use any 3D modeling software (i.e. PDMS, PDS, etc)?

In engineering disciplines across the Cameron enterprise, Autodesk Inventor has been selected as the Cameron standard for 3D modeling. Heavily used throughout the company, there has been a significant effort placed in developing productivity tools, standards, i-features, wizards, etc, as well as a comprehensive training program developed and in place. Other 3D modeling software has been used such as PDMS, PDS, and Cadworx where there are specific client requirements.

7.	Does Cameron use any particular Scheduling and Planning software enterprise wide?

Scheduling is handled with several tools in Cameron depending on the situation.  For manufacturing, SAP is generally used.  For internal projects and small projects, Microsoft Project is used.  And for our large projects, Primavera P6 is used.  Cameron’s approach has been the right tool for the right problem.

8.	Looking into the future will the use of Primavera P5 be encouraged among NATCO Scheduling Divisions in spite of the merger?

Primavera P6 is one of our standards and will be used in the new Process Systems division.  Petreco has been using MS Project but is migrating to Primavera P6 for large projects.

9.	What ERP Package will be used by NATCO Facilities after the merger and integration of NATCO into Cameron?

At some point after the acquisition closes, all NATCO businesses (including Linco, TEST, PAAI and any other specific groups) will convert to SAP, which is the ERP used by Cameron.  Some groups, especially those who have not already transitioned to Oracle will move to SAP sooner than others. Cameron and NATCO encourage all employees to continue to learn and support Oracle as it is important for NATCO’s current business and key to a smooth transition to SAP at a later date.  There is not yet a specific SAP transition timeline.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.